Exhibit 99.10
SCHEDULE OF EXPENSES
It is estimated that the expenses of the Province of New Brunswick in connection with the issuance and sale of US$750,000,000 aggregate principal amount of the Province’s 2.750% Bonds due June 15, 2018 will be as follows:

Securities and Exchange Commission filing fee	US$	62,033
Printing fees and expenses		25,000
Legal fees and expenses		75,000
Fiscal agent and Registrar fees and expenses		11,500
Listing fees and expenses		5,000
Reimbursement of underwriters’ expenses		125,000

TOTAL	US$	303,533